Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Auryn Resources Inc.
600 – 1199 West Hastings Street
Vancouver, BC, V6E 3T5
(the “Company” or “Auryn”)

Item 2	Date of Material Change

September 7, 2016.

Item 3	News Release

On September 8, 2016, the Company disseminated a news release via newswire services.

Item 4	Summary of Material Change

The Company announced that it has completed its previously announced plan of arrangement with Homestake Resource Corporation (“Homestake”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Auryn Resources Inc. is pleased to announce, effective September 7, 2016, the completion of the previously announced plan of arrangement (the “Arrangement”) pursuant to which Auryn has acquired all of the issued and outstanding common shares of Homestake. Homestake is now a wholly-owned subsidiary of Auryn.

The Arrangement was approved at Homestake’s special meeting of shareholders held on August 25, 2016 by approximately 98.2% of the votes cast by Homestake shareholders. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on August 29th, 2016.

  As a result, the Homestake share will be delisted from the TSX Venture Exchange and Auryn will apply to the relevant securities commissions for Homestake to cease to be a reporting issuer under Canadian securities laws. In addition, as previously announced, the Company issued 437,675 shares at $2.30 per share to settle outstanding debt of $1,006,655 payable to former creditors of Homestake.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Shawn Wallace, Chief Executive Officer
Tel. No. 778-729-0600

Item 9	Date of Report

September 9, 2016